OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

FIRST OAK BROOK BANCSHARES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $2.00 PER SHARE
(Title of Class of Securities)
335847208
(CUSIP Number)
RICHARD F. LEVY
JENNER & BLOCK LLP, ONE IBM PLAZA, CHICAGO, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
JANUARY 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	335847208	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Eugene P. Heytow

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,046,577

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		637,053

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,046,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     Item 1. Security and Issuer.
     The class of equity security to which this Statement relates is the common stock, par value $2.00 per share (the “Common Stock”), of First Oak Brook Bancshares, Inc., a Delaware corporation (“First Oak Brook”). The name and address of the principal executive office of First Oak Brook is 1400 16th Street, Oak Brook, IL 60523.
     Item 2. Identity and Background.
     This Statement is being filed by Eugene P. Heytow (“Mr. Heytow”). Mr. Heytow’s principal occupation is that of Chairman of Amalgamated Bank of Chicago, a full service corporate and retail bank and Chairman of Amalgamated Investments Co., the holding company of Amalgamated Bank of Chicago. His business address and the address where his principal occupation is conducted is One West Monroe, Chicago, IL 60603. Mr. Heytow also serves as a Consultant and as the Non-Executive Chairman of the Board of Directors of First Oak Brook. Mr. Heytow is a citizen of the United States of America.
     During the last five years, Mr. Heytow has neither: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Heytow is filing this Statement because after giving effect to the transactions contemplated by a Judgment of Dissolution of Marriage entered on January 11, 2006 (the “Dissolution Judgment”), he is the beneficial owner of the shares of the Common Stock described herein. Pursuant to the Dissolution Judgment, no separate consideration was paid for any shares of the Common Stock.
     All of Mr. Heytow’s other acquisitions of shares of the Common Stock were predominately either (i) prior to the initial public offering of Common Stock in 1985 or (ii) through the exercise of stock options or otherwise as compensation for services rendered to First Oak Brook.
     Item 4. Purpose of Transaction.
     See Item 3 of this Statement, which is hereby incorporated herein by reference.
     In Mr. Heytow’s capacity as Non-Executive Chairman of the Board of Directors of First Oak Brook, he has a certain degree of control over the management and policies of First Oak Brook and may from time to time consider and vote upon plans or proposals relating to those events described below in clauses (a)-(j) of this Item 4. In addition, in his capacity as a Consultant to First Oak Brook, Mr. Heytow may be asked to render advice and service to the Chief Executive Officer, Chief Financial Officer and/or Chief Credit Officer of First Oak Brook concerning plans or proposals relating to such events. Mr. Heytow’s consulting relationship with First Oak Brook will terminate no later than December 31, 2006.
     Mr. Heytow reserves the right to purchase additional shares of the Common Stock or dispose of shares from time to time as conditions appear advantageous for doing so. Mr. Heytow is also eligible to participate in current and future plans and arrangements pursuant to which First Oak Brook directors may acquire options or purchase shares of the Common Stock.

Page 3 of 6 Pages

     Except for such actions as may be taken in his capacity as Non-Executive Chairman of the Board of Directors of First Oak Brook or as a Consultant to First Oak Brook, Mr. Heytow does not have any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of First Oak Brook, or the disposition of securities of First Oak Brook;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Oak Brook or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of First Oak Brook or any of its subsidiaries;

(d)	Any change in the present board of directors or management of First Oak Brook, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of First Oak Brook;

(f)	Any other material change in First Oak Brook’s business or corporate structure;

(g)	Changes in First Oak Brook’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Oak Brook by any person;

(h)	Causing a class of securities of First Oak Brook to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of First Oak Brook becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
     Item 5. Interest in Securities of the Issuer.
(a)	As of the date hereof, Mr. Heytow beneficially owns an aggregate of 1,046,577 shares of the Common Stock (including 9,000 shares subject to stock options exercisable within 60 days of January 11, 2006), representing beneficial ownership of approximately 10.6% of the Common Stock based on the number of outstanding shares reported by First Oak Brook as of November 7, 2005.

(b)	Mr. Heytow has sole power to vote or direct the vote of 1,046,577 shares of the Common Stock (including 9,000 shares subject to stock options exercisable within 60 days of January 11, 2006). Of those shares, Mr. Heytow has sole dispositive power over 637,053 shares of the Common Stock (including 9,000 shares subject to stock options exercisable within 60 days of January 11, 2006).

(c)	Except for the transactions effected by the Dissolution Judgment, there have been no other transactions in the securities of First Oak Brook effected by Mr. Heytow in the last 60 days.

Page 4 of 6 Pages

(d)	The record owner of the 409,524 shares of the Common Stock over which Mr. Heytow does not have dispositive power has the right to receive, or the power to direct the receipt of, dividends from and proceeds from the sale of such shares.

(e)	Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to the transactions effected by the Dissolution Judgment, Mr. Heytow holds an irrevocable proxy to vote 409,524 shares of the Common Stock held in trusts for the benefit of Mitzi G. Heytow. In addition, from time to time Mr. Heytow may be designated either alone or with others to act as a proxy in connection with proxies solicited by First Oak Brook. Any such proxies would be for a limited purpose and Mr. Heytow would not have beneficial ownership over the shares of the Common Stock subject thereto.
     Mr. Heytow has pledged 626,673 shares of the Common Stock over which he has dispositive power as security for a loan made to him by LaSalle Bank National Association. The related pledge agreement contains standard default and similar provisions.
     Except for the agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Heytow and any other person with respect to any securities of First Oak Brook, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
     Item 7. Material to be filed as Exhibits.

Exhibit 1	Irrevocable Proxy dated January 11, 2006 granted by trusts for the benefit of Mitzi G. Heytow.

Exhibit 2	Third Amended and Restated Pledge and Security Agreement dated January 11, 2006 by Eugene P. Heytow for the benefit of LaSalle Bank National Association.

Page 5 of 6 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: January 11, 2006

EUGENE P. HEYTOW
By:	/s/ Eugene P. Heytow
Eugene P. Heytow

Page 6 of 6 Pages